UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Carbonite, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
141337 10 5
(CUSIP Number)
August 16, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Institutional Venture Partners XIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,863,832 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,863,832 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,863,832 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”) and Dennis B. Phelps (“Phelps” together with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Institutional Venture Management XIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,863,832 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,863,832 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,863,832 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Todd C. Chaffee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,863,832 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,863,832 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,863,832 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Norman A. Fogelsong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,863,832 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,863,832 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,863,832 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Stephen J. Harrick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,863,832 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,863,832 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,863,832 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS J. Sanford Miller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,863,832 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,863,832 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,863,832 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

CUSIP No.	141337 10 5

1	NAMES OF REPORTING PERSONS Dennis B. Phelps

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,863,832 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,863,832 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,863,832 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

Introductory Note: This statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Carbonite, Inc., a Delaware corporation (the “Issuer”).
Item 1

(a)	Name of Issuer:	Carbonite, Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:	177 Huntington Avenue
Boston, Massachusetts 02115
Item 2
(a)	Name of Reporting Persons Filing:
1.	Institutional Venture Partners XIII L.P. (“IVP XIII”)

2.	Institutional Venture Management XIII LLC (“IVM XIII”)

3.	Todd C. Chaffee (“Chaffee”)

4.	Norman A. Fogelsong (“Fogelsong”)

5.	Stephen J. Harrick (“Harrick”)

6.	J. Sanford Miller (“Miller”)

7.	Dennis B. Phelps (“Phelps”)

(b)	Address of Principal Business Office:	c/o Institutional Venture Partners
3000 Sand Hill Road, Building 2, Suite 250
Menlo Park, California 94025
(c)	Citizenship:

IVP XIII	Delaware, United States of America
IVM XIII	Delaware, United States of America
Chaffee	United States of America
Fogelsong	United States of America
Harrick	United States of America
Miller	United States of America
Phelps	United States of America

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	141337 10 5

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of September 14, 2011:

			Shared	Sole	Shared	Beneficial
	Shares Held	Sole Voting	Voting	Dispositive	Dispositive	Ownership	Percentage of
Reporting Persons	Directly (1)	Power (1)	Power (1)	Power (1)	Power (1)	(1)	Class (1, 3)

IVP XIII	1,863,832	0	1,863,832	0	1,863,832	1,863,832	7.5%

IVM XIII (2)	0	0	1,863,832	0	1,863,832	1,863,832	7.5%

Chaffee (2)	0	0	1,863,832	0	1,863,832	1,863,832	7.5%

Fogelsong (2)	0	0	1,863,832	0	1,863,832	1,863,832	7.5%

Harrick (2)	0	0	1,863,832	0	1,863,832	1,863,832	7.5%

Miller (2)	0	0	1,863,832	0	1,863,832	1,863,832	7.5%

Phelps (2)	0	0	1,863,832	0	1,863,832	1,863,832	7.5%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)
IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)
This percentage is based on 24,937,605 shares of the Common Stock outstanding as of August 16, 2011, as disclosed in the Issuer’s final prospectus dated August 10, 2011, as filed with the Commission on August 11, 2011.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.
Dated: September 14, 2011
INSTITUTIONAL VENTURE PARTNERS XIII L.P.

By:	Institutional Venture Management XIII LLC
Its:	General Partner

By:	/s/ J. Sanford Miller

Norman A. Fogelsong, Managing Director

INSTITUTIONAL VENTURE MANAGEMENT XIII LLC

By:	/s/ J. Sanford Miller

Norman A. Fogelsong, Managing Director

/s/ Melanie Chladek

Melanie Chladek, Attorney-in-Fact for Todd C. Chaffee

/s/ Melanie Chladek

Melanie Chladek, Attorney-in-Fact for Norman A. Fogelsong

/s/ Melanie Chladek

Melanie Chladek, Attorney-in-Fact for Stephen J. Harrick

/s/ Melanie Chladek

Melanie Chladek, Attorney-in-Fact for J. Sanford Miller

/s/ Melanie Chladek

Melanie Chladek, Attorney-in-Fact for Dennis B. Phelps
Exhibit(s):
A: Joint Filing Statement